UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On June 23, 2009, CIBT Education Group Inc. (the “Company”) issued a news release announcing that it has been ranked by Business in Vancouver newspaper as one of the top 100 public companies in British Columbia.  The rankings can be found in the June 23, 2009 issue of Business in Vancouver or online at http://www.biv.ca.

The Company was also ranked as one of Canada’s fastest growing companies by Profit Magazine.  The rankings can be found in the June 2009 issue of Profit Magazine or online at http://www.profitmagazine.ca.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	June 23, 2009 News Release – “CIBT Ranked in Top 100 Public Companies in BC & Among Canada’s Fastest Growing Companies”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: June 26, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer